UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 17, 2012

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

On February 16, 2012, NXP Semiconductors N.V. (NASDAQ: NXPI) (“NXP”) announced that its subsidiary, NXP B.V., together with NXP Funding LLC, has concluded a new USD 475 million Senior Secured Term Loan Facility due 2019. The transaction is scheduled to close on or before March 19, 2012. The new loan has a seven year maturity, has margins of 4% above LIBOR, with a LIBOR floor of 1.25%, and was priced at 98.5% of par. The covenants of the term loan substantially correspond to those contained in NXP’s existing secured notes and credit facilities. The joint-lead arrangers and joint bookrunners on the transaction were Morgan Stanley Senior Funding, Inc. and BofA Merrill Lynch.

NXP separately announced that it intends to issue redemption notices for all of its outstanding Euro-denominated 8 5/8% Senior Notes due October 2015 and USD denominated 9 1/2% Senior Notes due October 2015, for a total amount of approximately USD 775 million. The redemptions will be conditional on the receipt of proceeds from the new term loan facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 17th day of February 2012.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO